Exhibit 99.1

Government of Canada Invests CAD $195 Million in Xanadu to Build the Quantum Supply Chain

Federal commitment through the Strategic Response Fund for Project OPTIMISM anchors Xanadu’s plan to manufacture the components of fault-tolerant utility-scale quantum computers in Canada.

TORONTO, ON | Aug 28, 2026 /GLOBE NEWSWIRE/ — Xanadu Quantum Technologies Limited (“Xanadu”; NASDAQ/TSX: XNDU), a leading photonic quantum computing company, today announced it has signed a definitive agreement with the Government of Canada for CAD $195 million support through the Strategic Response Fund, administered by Innovation, Science and Economic Development Canada. The funding, which represents the largest investment in quantum manufacturing in Canadian history, is expected to help enable Xanadu to establish the advanced manufacturing facilities it needs to build fault-tolerant utility-scale photonic quantum computers.

The CAD $195 million federal commitment formalizes the complete federal portion of the potential funding of up to CAD $390 million in support announced on March 11, 2026 for Project OPTIMISM.

Quantum computers capable of solving commercially valuable problems cannot be built solely from off-the-shelf parts. They are expected to depend on manufacturing capabilities that do not exist at scale today: heterogeneous integration of photonic chips, photonic integrated circuit packaging, wafer-level semiconductor testing and measurement, and quantum module assembly. With this investment, Xanadu will seek to build these new capabilities locally, giving the company a vertically integrated path from chip to system, and the manufacturing foundation for its roadmap toward quantum data centres.

“This agreement is a major milestone for Xanadu and for Canada’s ambition to lead in quantum technology and advanced manufacturing,” said Dr. Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “We believe building utility-scale quantum computers will require a new generation of highly specialized manufacturing capabilities. With the Government of Canada’s commitment through the Strategic Response Fund, we plan to move forward with establishing that infrastructure here at home, strengthening Canada’s quantum supply chain and creating a foundation for future quantum data-centre deployment. This is a vital step in our mission to build quantum computers that are useful and available to people everywhere and we take pride in the Government of Canada’s confidence in Xanadu, and we look forward to continuing our work to realize the full vision for Project OPTIMISM.”

“Building Canada strong means investing in the industries that will strengthen our economy today and into the future. Quantum technology represents a tremendous opportunity to create good jobs, strengthen our economic sovereignty, and grow world-leading industries here at home. By investing in advanced manufacturing and innovation in Canada, we are building a more resilient economy, developing Canadian talent, and ensuring we remain competitive in a rapidly changing world.” said The Honourable Mélanie Joly, Minister of Industry and Minister responsible for Canada Economic Development for Quebec Regions.

“Canada is home to some of the world’s leading quantum researchers, innovators and companies. Strategic investments like this one help transform Canadian breakthroughs into globally competitive businesses, strengthen our quantum ecosystem, and create high-value jobs here at home. Quantum technologies will be one of the foundational technologies of the 21st century. By supporting advanced manufacturing and commercialization in Canada, we are helping ensure that Canada remains a global leader in quantum innovation and that more of the economic benefits of that leadership are created here at home.,” said The Honourable Evan Solomon, Minister of Artificial Intelligence and Digital Innovation and Minister responsible for the Federal Economic Development Agency for Southern Ontario.

The capabilities Xanadu develops under the agreement are expected to extend beyond quantum computing. Advanced photonic packaging, heterogeneous integration, and wafer-level test infrastructure are foundational to telecommunications, artificial intelligence hardware, and sensing technologies. This investment in Xanadu and the Canadian ecosystem forming around it are at the center of several of the fastest-growing segments of the global semiconductor industry.

About Xanadu

Founded in 2016, Xanadu is a Canadian photonic quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Xanadu is building fault-tolerant quantum computers using light, with systems designed to compute at room temperature. Xanadu develops both hardware and software, including PennyLane, its open-source quantum computing platform. Xanadu is the first pure-play photonic quantum computing company to list on public markets (Nasdaq/TSX: XNDU) and is recognized globally for its breakthroughs in scalable quantum technologies. Visit xanadu.ai or follow on X @XanaduAI.

Contacts

Press Contact:

press@xanadu.ai

Investor Relations:

investors@xanadu.ai

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the ability of Xanadu to successfully establish an advanced photonics research, development, and manufacturing facility as part of Project OPTIMISM and details of such facility; the ability of Xanadu to successfully acquire or develop world-class technology designed to establish the manufacturing of photonic quantum computing chips; the ability of Xanadu to successfully scale the production of the components that will power future quantum data centres; the establishment of Canada in the position as a global leader in the quantum field; government funding and the uses thereof; the expected scope, timeline and successful implementation of Project OPTIMISM; Xanadu’s plans to establish domestic semiconductor and photonic manufacturing capabilities; the expected advancement of Xanadu’s roadmap toward utility-scale quantum computing and quantum data-center infrastructure; the expected benefits of Project OPTIMISM to Canada’s quantum technology supply chain.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of Xanadu, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and its ability to maintain internal control over financial reporting and operate as a public company; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu; Xanadu’s ability to issue equity or equity-linked securities in the future; Xanadu’s ability to satisfy any conditions, milestones or other requirements associated with the receipt of government funding; and other factors described in Xanadu’s filings with the SEC (www.sec.gov) and the Canadian Securities Administrators (www.sedarplus.com). These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu with the SEC and the Canadian Securities Administrators, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.